OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.      )*

Firstwave Technologies, Inc.
(Name of Issuer)
Common Stock, No Par Value
(Title of Class of Securities)
33762N207
(CUSIP Number)
Gregory O. Sargent
1609 Fairfield Beach Road
Fairfield, CT 06824
(203-543-5658)
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 16, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1	NAMES OF REPORTING PERSONS: Gregory O. Sargent

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		1,146,906

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,146,906

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,146,906

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	39.99%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
1	Assumes a total of 2,868,302 shares outstanding based on the amount reported in Firstwave Technologies, Inc.’s most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

     Item 1. Security and Issuer
The class of equity securities to which this Schedule 13D relates is the Common Stock, no par value (the “Common Stock”), of Firstwave Technologies, Inc., a Georgia corporation (the “Issuer”). The principal executive offices of the Issuer are located at 5775 Glenridge Drive NE, Bldg E, Suite 400, Atlanta, GA 30328.
     Item 2. Identity and Background
     Gregory O. Sargent
     (a) (b) and (f) Gregory O. Sargent is a United States citizen whose business address is 1609 Fairfield Beach Road, Fairfield, CT 06824.
     (c) Mr. Sargent is principally employed as a private investor and securities trader.
     (d) and (e) Mr. Sargent has not, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Item 3. Source and Amount of Funds or Other Consideration
     The aggregate purchase price of the 1,146,906 shares of Common Stock was $2,806,791.41. The source of funds for the purchases of Common Stock was personal funds of Mr. Sargent. 544,406 of the shares of Common Stock were purchased through margin accounts maintained with Fidelity Investments, which may extend margin credit to Mr. Sargent as and when required to open or carry positions in these margin accounts, subject to applicable Federal margin regulations, stock exchange rules and its credit policies.
     Item 4. Purpose of Transaction.
     The purpose of the purchase of the Common Stock by Mr. Sargent was to acquire the securities for investment purposes. Depending upon market conditions and other factors, in the future Mr. Sargent may acquire additional shares of Common Stock or dispose in the open market or in private transactions all or a portion of the Common Stock which Mr. Sargent now owns or hereafter may acquire.
     Mr. Sargent has no present plans or proposals that relate to, or would result in, an extraordinary corporate transaction involving the Issuer, a sale or transfer of any of the Issuer’s assets, a change in the present Board of Directors or management of the Issuer, a change in the present capitalization or dividend policy of the Issuer, any other material change in the Issuer’s business or corporate structure, changes in the Issuer’s charter or bylaws or with respect to the delisting or deregistration of any of the Issuer’s securities. However, at some time in the future, Mr. Sargent may decide that it is desirable to engage in or participate in any of the aforementioned transactions or to seek to control or otherwise influence the management and policies of the Issuer or engage in any transactions having the same purpose or effect.
     Item 5. Interest in Securities of the Issuer
(a) and (b) The following includes information regarding the interest in securities of the Issuer held by the reporting persons.
     Gregory Sargent

(a) Amount beneficially owned:	1,146,906

(b) Percentage of class:	39.99%[1]
     (c)     Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	1,146,906

(ii)	shared power to vote or to direct the vote:	0

(iii)	sole power to dispose or direct the disposition of:	1,146,906

(iv)	shared power to dispose or direct the disposition of:	0
[1]	Assumes a total of 2,868,302 shares outstanding based on the amount reported in Firstwave Technologies, Inc.’s most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.
(c) Attached as Exhibit 7.1 is a schedule of transactions in the Common Stock effected by Mr. Sargent during the last 60 days.
     Item 6. Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understanding or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the Common Stock owned by the reporting persons.
     Item 7. Material to be Filed as Exhibits.
     7.1 Schedule of transactions in Common Stock

SIGNATURES
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
December 21, 2006

/s/ Gregory O. Sargent
GREGORY O. SARGENT

EXHIBIT INDEX
          7.1* Schedule of Transactions in Common Stock
* Filed herewith